# SEC Schedule 13D/A (Amendment No. 50) — Beneficial ownership report by holders of more than 5% of a class

Issuer: G Willi Food International Ltd, CIK 0001030997
CUSIP: M52523103
Title of class of securities: Ordinary Shares, nominal value NIS 0.10 per share
Address of issuer's principal executive offices: 4 Nahal Harif St., Yavne, Israel (L3), 81224
Date of event which requires filing of this statement: 01/13/2026
Amends the filing with accession number 0001178913-14-002069
Filed by CIK 0001309858
Persons authorized to receive notices and communications: Yitschak Barabi, 4 Nahal Harif St., Yavne, Israel (L3), 81224, 972-8-932-1000

## Reporting persons
- Joseph Williger (CIK 0001311039): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 8,555,851; sole dispositive power 0; shared dispositive power 8,555,851; aggregate amount beneficially owned 8,555,851 (61.52% of the class)
  Comment: Rows (8) (10) and (11): Consists of (i) 8,200,542 Ordinary Shares held directly by Willi-Food Investments Ltd. and (ii) 355,309 Ordinary Shares held directly by Zwi Williger ("ZW").
  
  JW and ZW disclaim the existence of any group for purposes of Section 13(d) of the Exchange Act. See Item 5. The beneficial ownership of the Ordinary Shares is further described in Item 5.
  
  Row (13): Based on 13,906,412 Ordinary Shares outstanding as of January 14, 2026 (as provided by the Issuer).
- Zwi Williger (CIK 0001311040): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 8,555,851; sole dispositive power 0; shared dispositive power 8,555,851; aggregate amount beneficially owned 8,555,851 (61.52% of the class)
  Comment: Rows (8) (10) and (11): Consists of (i) 8,200,542 Ordinary Shares held directly by Willi-Food Investments Ltd. and (ii) 355,309 Ordinary Shares held directly by Zwi Williger ("ZW").
  
  JW and ZW disclaim the existence of any group for purposes of Section 13(d) of the Exchange Act. See Item 5. The beneficial ownership of the Ordinary Shares is further described in Item 5.
  
  Row (13): Based on 13,906,412 Ordinary Shares outstanding as of January 14, 2026 (as provided by the Issuer).
- B.S.D Crown LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,200,542; sole dispositive power 0; shared dispositive power 8,200,542; aggregate amount beneficially owned 8,200,542 (58.97% of the class)
  Comment: Rows (8) (10) and (11): Consists of 8,200,542 Ordinary Shares held directly by Willi-Food Investments Ltd..
  
  Row (13): Based on 13,906,412 Ordinary Shares outstanding as of January 14, 2026 (as provided by the Issuer).
- Willifood Investments Ltd (CIK 0001309858): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,200,542; sole dispositive power 0; shared dispositive power 8,200,542; aggregate amount beneficially owned 8,200,542 (58.97% of the class)
  Comment: Row (13): Based on 13,906,412 Ordinary Shares outstanding as of January 14, 2026 (as provided by the Issuer).. The beneficial ownership of the Ordinary Shares is further described in Item 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value NIS 0.10 per share
Name of issuer: G Willi Food International Ltd
Address of issuer's principal executive offices: 4 Nahal Harif St., Yavne, Israel (L3), 81224

## Item 2. Identity and Background
Name of person filing: This Amendment No. 50 to Schedule 13D is being filed jointly by Willi-Food Investments Ltd. ("WIL"), B.S.D Crown LTD. ("B.S.D"), Joseph Williger ("JW") and Zwi Williger ("ZW") (the foregoing, collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Amendment to Schedule 13D is attached as an exhibit hereto.
Present principal occupation or employment:
WIL is controlled by its majority shareholder, B.S.D (formerly known as Emblaze Ltd.), a company wholly owned by JW and his brother ZW

WIL, an Israeli company traded on the Tel Aviv Stock Exchange (symbol: WLFD), acts as a holding company for the shares of the Issuer, which imports and markets food products. The business address of WIL is 4 Nahal Harif St., Northern Industrial Zone, Yavne 8110602, Israel.

B.S.D, an Israeli private company, holds WIL shares. The business address of B.S.D is 4 Nahal Harif St., Northern Industrial Zone, Yavne 8110602, Israel.

JW is a citizen of Israel, is a director of B.S.D, director of WIL and the CEO of the Issuer. JW is a citizen of Israel and his principal employment is business management. The business address of JW is 76 Kaplan St., Herzliya 4674311, Israel.

ZW, the brother of JW, is a director of B.S.D, the Chairman of WIL and the Chairman of the Board of Directors of the Issuer. ZW is a citizen of Israel and his principal employment is business management. The business address of ZW is 7 Hashikma St., Savion, Israel.

Unless included above, set forth on Schedule I hereto, which is incorporated herein by reference, is the name, present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship of the directors and executive officers of each Reporting Person
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 or listed on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 13, 2026, B.S.D sold 771,075 Ordinary Shares of the Issuer for aggregate consideration of amount of $22,916,906.

On January 13, 2026, Zwi Williger sold 645,750 Ordinary Shares of the Issuer for aggregate consideration of amount of $19,191,721.

On January 14, 2026, Zwi Williger sold 421,483 Ordinary Shares of the Issuer for aggregate consideration of amount of $12,526,780.

On January 13, 2026, Joseph Williger sold 131,175 Ordinary Shares of the Issuer for aggregate consideration of amount $3,898,615.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, WIL owns directly (and therefore is considered the beneficial owner of) 8,200,542 Ordinary Shares, or approximately 58.97% of the outstanding Ordinary Shares. Thus, as of the date hereof, WIL may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

WIL is controlled by its majority shareholder, B.S.D, which as of the date hereof does not directly own any Ordinary Shares of the issuer. Accordingly, as of the date hereof, B.S.D may be deemed to beneficially own 8,200,542 Ordinary Shares (comprised solely of 8,200,542 Ordinary Shares held directly by WIL), or approximately 58.97% of the outstanding Ordinary Shares. Thus, as of the date hereof, B.S.D may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

As of the date hereof, ZW directly owns though a wholly-owned company 355,309 Ordinary Shares. JW and ZW together own 100% of B.S.D shares and each be deemed to beneficially own 8,200,542 Ordinary Shares held directly by WIL, and 355,309 Ordinary Shares held directly by ZW), or approximately 61.52% of the outstanding Ordinary Shares. Thus, as of the date hereof, each of JW and ZW may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

Each Reporting Person disclaims beneficial ownership of any Ordinary Shares except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Because JW and ZW are brothers, ZW serves as the Chairman of the Board of Directors of the Issuer, and JW serves as CEO of the Issuer, and JW and ZW together beneficially own 100% of the outstanding shares of B.S.D, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. However, ZW and JW have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in B.S.D, WIL or the Issuer, and they disclaim the existence of any such group.
Transactions in the class effected during the past sixty days:
Except as set forth in the table below and as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares:

The following sales were made by B.S.D, ZW and JW: B.S.D sold Ordinary Shares on the following date and at the following average price per share: on January 13, 2026, B.S.D sold 771,075 Ordinary Shares at an average price of $29.72 per share; on January 13, 2026, ZW sold 645,750 Ordinary Shares at an average price of $29.72 per share; on January 13, 2026, JW sold 131,175 Ordinary Shares at an average price of $29.72 per share; and on January 14, 2026, ZW sold 421,483 Ordinary Shares at an average price of $29.72 per share.

All transactions were made outside the Tel Aviv Stock Exchange in New Israeli Shekels (NIS). The dollar average price for each day described above represents the dollar equivalent of the NIS average price based on The Bank of Israel representative rate of exchange as of the end of the relevant date.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D, "Material to be Filed as Exhibits" is amended and restated to read as follows:

Exhibits:

Number Description

99.1 Joint Filing Agreement among the Reporting Persons (incorporated by reference to Amendment No. 31 to Schedule 13D filed on August 3, 2017).

## Signatures
- Joseph Williger: /s/ Joseph Williger, Joseph Williger (01/14/2026)
- Zwi Williger: /s/ Zwi Williger, Zwi Williger (01/14/2026)
- B.S.D Crown LTD.: /s/ Joseph Williger, Joseph Williger, DIRECTOR (01/14/2026)
- Willifood Investments Ltd: /s/ Yitschak Barabi, Yitschak Barabi, CEO (01/14/2026)